DEFINITIVE HEALTHCARE CORP.

550 Cochituate Rd

Framingham, MA 01701

November 15, 2021

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Matthew Crispino

Re:	Definitive Healthcare Corp.

Registration Statement on Form S-1 Filed on November 15, 2021

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 filed on November 15, 2021 (the “Registration Statement”), of Definitive Healthcare Corp. (the “Company”), relating to the registration of the Company’s Class A common stock, par value $0.001 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 p.m. (Eastern time) on November 17, 2021 or as soon as practicable thereafter.

Please call Alexander D. Lynch at (212) 310-8971 or Barbra Broudy at (212) 310-8744, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,

Definitive Healthcare Corp.

By:	/s/ David Samuels
Name: David Samuels
Title: Chief Legal Officer, Secretary

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